April 20, 2000



               MORGAN STANLEY DEAN WITTER SPECTRUM SELECT L.P.
              MORGAN STANLEY DEAN WITTER SPECTRUM TECHNICAL L.P. MORGAN STANLEY DEAN WITTER SPECTRUM STRATEGIC L.P.
           MORGAN STANLEY DEAN WITTER SPECTRUM GLOBAL BALANCED L.P.



               SUPPLEMENT TO THE PROSPECTUS DATED MARCH 6, 2000



      Spectrum Strategic terminated Willowbridge Associates Inc. as a trading advisor, effective April 14, 2000. Willowbridge was managing approximately $19 million (approximately 23%) of the net assets of Spectrum Strategic. The general partner anticipates re-allocating these assets to a new trading advisor in the near future.

      In the meantime, until such re-allocation takes place, Spectrum Strategic will not be charged a brokerage or management fee on the assets previously allocated to Willowbridge until such assets are re-allocated to a new trading advisor. Spectrum Strategic will be credited during this period with interest income on such assets as if 100% of such assets were invested at a prevailing rate on U.S. Treasury bills, instead of 80% as currently provided for in the prospectus. Furthermore, 100% of any subscriptions into Spectrum Strategic will be allocated to Allied Irish Capital Management, Ltd. and 100% of any redemptions out of Spectrum Strategic will be allocated to Blenheim Investments, Inc.

      Limited partners of Spectrum Strategic are reminded that, subject to certain restrictions, they have the right to redeem their units on a monthly basis, and they may vote to take certain actions with respect to its operations, as more fully set forth in Section 15 of the Limited Partnership Agreement on pages A-19-20 of the prospectus.